UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                 GROSSMAN'S INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    399215102
                                 (CUSIP Number)

     Richard L. Wendt, 3250 Lakeport Blvd., P.O. Box 1329, Klamath Falls, Oregon 97601-0268 and Robert J. Diercks, 1111 Third Avenue, Seattle, Washington 98101 (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)

                                  March 5, 1996
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)
259514.1

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- ---------------------                                       -------------------
CUSIP NO. 399215102               13D                        Page 2 of 5 Pages
- ---------------------                                       ------------------

- ------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RICHARD L. WENDT           ###-##-####
- ------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
- ------------------------------------------------------------------------------
   3      SEC USE ONLY


- ------------------------------------------------------------------------------

          PF
- -------------------------------------------------------------------------------
     5 CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
TO ITEMS 2(d) OR 2(E) |_|
- -------------------------------------------------------------------------------

          United States
- -------------------------------------------------------------------------------
          SHARES
       BENEFICIALLY                    3,191,700
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER

                                       -0-
                           ----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       3,191,700
                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
- -------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,191,700
- -------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.69%
- -------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Item 1. Security and Issuer

     Title of Class of Equity Securities: Common Stock of Grossman's Inc.(the "Issuer"). The principal office of the Issuer is at 45 Dan Road, Canton, MA. 02021-2817.

                Item 2. Identity and Background of Person Filing


     (a) Name of Person Filing: Richard L. Wendt

(b)  Business Address:  3250 Lakeport Blvd., P.O. Box 1329
                        Klamath Falls, Oregon 97601-0268


     (c) Principal Occupation and the Name of Principal Business and Address of any corporation in which such employment is conducted:

                               Chairman
                               Jeld-Wen, inc.
                               3250 Lakeport Blvd., P.O. Box 1329
                               Klamath Falls, Oregon 97601-0268

     (d) Conviction in a Criminal Proceeding: None

     (e) Party to a Civil Proceeding and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibit activities subject to federal or state securities laws: No

     (f) Citizenship: U.S.

     Item 3: Source and Amount of Funds or Other Consideration

     The source of the funds used in making the purchases described in Item 5 was personal funds of the reporting person. The amount of funds used in making the purchases described in Item 5 was approximately $417,980.


     Item 4. Purpose of Transaction

The acquisition of securities of the issuer is for investment purposes.

                 Richard L. Wendt may purchase additional shares of Common Stock of the Issuer from time to time. Any decision to make such additional purchases will depend on various factors, including without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. At any time, Richard L. Wendt may also determine to dispose of some or all of the Common Stock of the Issuer depending on various similar considerations.

     Other than as set forth above, Richard L. Wendt has no plans or proposals which relate to or would result in any of the matters specified in Item 4.

                                               Page 3 of 5 Pages

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     Item 5. Interest in Securities of the Issuer

     (a)  Aggregate  number  of  shares  of  Common  Stock  beneficially  owned:
3,191,700
     Percentage of Common Stock owned (based upon 27,303,593 shares of Common Stock outstanding on June 30, 1996, as disclosed in the Issuer's Form 10-Q for the period ended June 30, 1996) is 11.69%.

     (b) Sole Voting Power        3,191,700
          Sole Dispositive Power: 3,191,700
          Shared Voting Power        -0-
          Shared Dispositive Power:  -0-

     (c) During the period from February 8, 1996, the date upon which the last transaction occurred that was reported on Amendment No. 2 to the filing on
Schedule 13D, up through and including March 18, 1996, the following transactions in Common Stock of the Issuer were effected by Mr. Wendt. All of these transactions were open market purchases effected on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

                          Number of Shares                    Price
                          of Common Stock                      Per
Date of Transaction       of Grossman's Inc.                  Share
2/13/96                      10,000                           $1.03125
2/14/96                      10,000                           $1.03125
2/15/96                      60,000                           $1.0521
2/16/96                      17,500                           $1.03125
2/20/96                       5,000                           $1.0625
2/21/96                      27,500                           $1.0625
2/22/96                      10,000                           $1.0625
2/23/96                      60,000                           $1.0625
2/26/96                       7,500                           $1.0625
2/27/96                      22,500                           $1.0625
2/28/96                      10,000                           $1.0625
2/29/96                      10,000                           $1.0625
3/01/96                      10,000                           $1.0625
3/05/96                      17,000                           $1.1618
3/06/96                      78,000                           $1.1170
3/07/96                      16,000                           $1.0625
3/08/96                       5,000                           $1.09375
3/13/96                       4,000                           $1.25
3/18/96                       5,000                           $1.25

     (d) Not applicable

     (e) Not applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                                      None.

     Item 7. Material to be Filed as Exhibits.

                                      None.

                                               Page 4 of 5 Pages

                                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: September 25, 1996




                                             /S/  Richard L. Wendt
                                             ------------------------------
                                             Richard L. Wendt

                                               Page 5 of 5 Pages

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